FOLEY & LARDNER LLP
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November 28, 2005

CLIENT/MATTER NUMBER
055573-0101

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4569
Washington, DC 20549
Attention: Mark S. Webb, Esq.

Timothy A. Geishecker, Esq.

Re:	Euro Currency Trust – Registration Statement on Form S-1 (Registration Number 333-125581)

Gentlemen:

On behalf of Euro Currency Trust (the "Trust"), sponsored by Rydex Specialized Products LLC d/b/a Rydex Investments (the "Sponsor"), earlier today we filed Amendment No. 3 ("Amendment No. 3") to the Registration Statement on Form S-1 filed by the Trust on June 7, 2005, amended on August 12, 2005 ("Amendment No. 1") and on October 25, 2005 ("Amendment No. 2") (the "Registration Statement"). Enclosed with the hard copy of this letter is a blacklined version of Amendment No. 3 showing the changes made since Amendment No. 2.

Set out below are our responses, made on behalf of the Trust, to the comment letter of the Staff dated November 22, 2005. For your convenience, the text of each Staff comment is stated in full, and our response follows each comment. Capitalized terms used but not defined in this letter are used as defined in Amendment No. 3. Page number references mentioned in this letter refer to the corresponding page numbers in the blacklined version of Amendment No. 3 delivered to you in Microsoft Word format by electronic mail as a courtesy copy of the filing.

General

1.    You frequently refer to the Initial Purchaser in the beginning of the registration statement without explanation. Please revise to describe the role and purpose of the Initial Purchaser.

Response: We have revised the cover page of the prospectus to state that Bear Hunter Structured Products LLC, the Initial Purchaser, is the specialist appointed by the NYSE to trade the Shares and will deposit 15,000,000 euro in the primary deposit account of the Trust in order to provide liquidity for the Shares at the commencement of trading. Similar language was inserted in the "Plan of Distribution" section of the Registration Statement on page 44.

BOSTON	JACKSONVILLE	NEW YORK	SAN DIEGO/DEL MAR	TAMPA
BRUSSELS	LOS ANGELES	ORLANDO	SAN FRANCISCO	TOKYO
CHICAGO	MADISON	SACRAMENTO	SILICON VALLEY	WASHINGTON D.C.
DETROIT	MILWAUKEE	SAN DIEGO	TALLAHASSEE	WEST PALM BEACH

Securities and Exchange Commission
November 28, 2005

2.    Refer to prior comment 31. Please note that prior to going effective you must include audited financial statements in order to meet the requirements of Item 11 of Form S-1.

Response:

We expect to execute the Depositary Trust Agreement and form the Trust on or about November 29, 2005. Shortly thereafter, we will submit pre-effective amendment No. 4 which will include audited financial statements meeting the requirements of Item 11 of Form S-1.

Prospectus Summary – Trust Structure, page 1

3.    We note that your website, www.currencyshares.com, does not work. Please revise or make sure that the website works before going effective.

Response: The website will be fully operational beginning at the time the Registration Statement is declared effective.

The Offering, page 3
Trust Expense, page 4

4.    We note your response to prior comment number 14 regarding other Trust expenses. Given the impact that other Trust expenses can have on a Shareholder's investment, please revise to include your response as part of the disclosure under Trust Expenses on page 4 and state clearly who shall pay for the other Trust expenses.

Response: We have revised the "Trust Expenses" section to incorporate the response to prior comment number 14 provided to you in our letter dated October 25, 2005. We have also added the following to clearly state that the Shareholders would bear these expenses, if incurred: "If these additional expenses are incurred, the Trust will be required to pay these expenses by withdrawing deposited euro and the amount of euro represented by a Share will decline at such time. Accordingly, the Shareholders will effectively bear the cost of these other expenses, if incurred."

Creation and Redemption of Shares, page 29
Redemption Procedures, page 32

5.    We note your response to prior comment number 16; however, we saw no changes in the diagram showing that the investor can also sell their shares.

Response: The creation diagram now clearly illustrates that investors can buy and sell shares on the New York Stock Exchange. Previously the box representing investors was labeled "Purchasers." We have replaced that label with "Shareholders." We believe that the revised diagram makes it clear that Shareholders can buy and sell Shares on the New York Stock Exchange.

Expenses of the Trust, page 37

6.    We note your response to prior comment number 20. It remains unclear who shall pay legal expenses exceeding $100,000 as well as any expense not stipulated in the registration statement.

Response: We have added language in the third paragraph under "Expenses of the Trust" to clarify that if any additional expenses are incurred, including legal fees and expenses exceeding $100,000, the Trust would withdraw euro and thus the Shareholders would bear these expenses, if incurred. Please see our response to comment 4.

7.    Please revise to state, if applicable, that fees charged to the Trust (such as in the comment above) shall be borne by the Shareholder.

Response: We have added disclosure to clearly state that the Trust would withdraw euro and thus Shareholders would bear these expenses, if incurred. Please see our response to comment 4 and 6.

Securities and Exchange Commission
November 28, 2005

Statements, Filings and Reports, page 39

8.    Please include the new disclosure in the last paragraph of this section as part of your description of Trust Expenses on page 4.

Response:

The substance of the new disclosure you refer to has been incorporated in our revision to the description of Trust Expenses. Please see our response to comment 4.

Plan of Distribution, page 45

9.    In the third paragraph, please revise to insert, "neither Authorized Participants nor" after "Dealers who are" and insert "nonetheless" after the words, "but are".

Response:

We have made both requested insertions.

License Agreement 46

10.    Given the importance of the License Agreement and that it contains a risk factor, please revise to provide disclosure similar to that which you deleted on page 48 in the most recent amendment.

Response: We have revised this section to provide disclosure substantially similar to that which was included in Amendment No. 1 but deleted in Amendment No. 2. Our disclosure clarifies that the License Agreement is between an affiliate of the Sponsor and a sublicense has been granted to the Sponsor. Because any royalty fees that may be incurred under the license will be paid by the Sponsor and the not the Trust (and, therefore, not the Shareholders), we have deleted the discussion of fees previously set forth in Amendment No. 1.

Notes to Financial Statement
Note 2A: Euro Deposits, page F-4

11.    Refer to prior comment 37. In your footnotes for future filings, please specifically state that for the purposes of the Statement of Cash Flows the term "cash" includes Euro Deposits. Refer to paragraph 10 of SFAS 95.

Response: On behalf of the Trust, we confirm that in the footnotes for future filings, the Trust will specifically state that, for the purposes of the Statement of Cash Flows, the term "cash" includes Euro Deposits, in accordance with paragraph 10 of SFAS 95.

Note 2E: Revenue Recognition, page F-5

12.    Refer to prior comments 30 and 40. Please revise here and in future filings, to state which method (FIFO, LIFO, or average cost) will be utilized to account for the realized gains and losses. Please provide us with support for the methodology chosen by management and refer us to the accounting literature considered.

Response: As outlined in FAS 52, it has been determined that the functional currency of the Trust will be euro. Therefore, we have revised Note 2E to omit the discussion of realized gains and losses because it is not applicable. Note C2 has also been revised to state that the functional currency of the Trust is euro.

As we discussed with Mr. Geishecker today, with our responses set forth above, we believe we have satisfied all outstanding Staff comments. Therefore, we intend to submit an acceleration request when we file Pre-Effective Amendment No. 4 to the Form S-1 on Thursday, December 1, 2005. The

Securities and Exchange Commission
November 28, 2005

sole purpose of the Amendment No. 4 will be to submit audited financial statements for the Trust (as indicated in our response to comment number 2 above) and to file the final forms of the Depositary Trust Agreement, the Participant Agreement, the Deposit Account Agreement, the Sublicense Agreement and the Consent of Independent Registered Public Accounting Firm as exhibits to the S-1. We will request that the Registration Statement be declared effective on Monday, December 5, 2005 at 9:30 a.m. We expect that the Shares will begin trading on the New York Stock Exchange on Monday, December 12, 2005.

Please contact the undersigned at (313) 234-7103 or Yvette M. VanRiper at (313) 234-7107 should you have any questions or comments regarding these responses.

Very truly yours,
FOLEY & LARDNER LLP
By /s/ Patrick Daugherty Patrick Daugherty

cc: Mr. Timothy Meyer
       Mr. J. Stuart Thomas